Exhibit 99.2

Press Release	December 6, 2016

CNOVA N.V.

Availability of Cnova’s draft reply document in response to the tender offer initiated by Casino Guichard-Perrachon

AMSTERDAM, December 6, 2016, 22:01 CET - Cnova N.V. (NASDAQ and Euronext Paris: CNV; ISIN: NL0010949392) (“Cnova” or the “Company”) filed on December 6, 2016 a draft memorandum in response to the tender offer filed by Casino Guichard-Perrachon (“Casino”) relating to the shares of Cnova at a price in euros equivalent to USD 5.50 per share to be converted at the euro / dollar exchange rate on the WMR index at 17:00 h (Paris time) on the business day following the closing of the offer, rounded down to the thousandth of euro, being specified that the global amount paid under each tender order will be rounded down to the immediate lower cent of euro (this offer being referred hereafter as the “Offer” and together with the separate US Offer, hereinafter defined, the “Offers”). Casino reserves its rights to, after the Offers, and if the statutory requirements are met, initiate a squeeze-out procedure governed by Dutch law.

A separate offer will be made parallel to US Holders, at a price of USD 5.50 per share (the “US Offer”). Pursuant to requirements of U.S. law, the U.S. Offer must remain open for at least 20 business days, the offer is centralized and any U.S. Holder is permitted to withdraw shares previously tendered until expiration of the U.S. Offer. So that shareholders are treated equally in the U.S. Offer and the Offer (which is required by U.S. regulations), by way of derogation from Articles 233-1 1 and following of the General Regulation of the Autorité des Marchés Financiers (the “AMF”), the Offer (i) will last 22 trading days on the Euronext Paris, (ii) be centralized by Euronext Paris and (iii) the sale orders will be revocable at any time until the last day of the Offer.

In accordance with article 261-3 of the AMF General Regulation, Eight Advisory France S.A.S, represented by Mr. Alexis Karklins-Marchay, submitted its report, in its capacity as independent expert, on the terms and conditions of the Offer, followed, as the case may be, by a squeeze-out procedure. The report of the independent expert, dated December 1, 2016, is reproduced in the draft memorandum in response prepared by Cnova and concludes that “based on the spot Euro / USD exchange rate as of November 23, 2016 of 1.06, we are of the opinion that the price of USD 5.50 per share offered by the Offeror under the Simplified Public Tender Offer, is from a financial point of view, fair for the shareholders in Cnova N.V. By way of information, we remind all minority shareholders in Cnova that this Offer is not accompanied by a Mandatory Squeeze-Out governed by article 237-1 of the AMF General Regulation. Since the Company is incorporated under Dutch law, the squeeze-out procedure is governed by that law. Under this buy-out procedure, Cnova ordinary shares would be acquired at a fair price set by the competent Dutch court. The Offer price of USD 5.50 per share and our appreciation of its fair character from a financial point of view for minority shareholders as part of the Offer, would be an important reference point for the determination of the fair price of a potential Mandatory Squeeze-Out procedure launched at the closing of the Offer.”

Pursuant to the provisions of article 231-19 of the AMF General Regulation, the members of Cnova’s Transaction Committee met on December 1, 2016, to consider the draft information memorandum. Taking into account (i) the terms of the Offers, (ii) the valuation elements documented in the draft information memorandum of Casino and (iii) the report of the independent expert, the Cnova Transaction Committee, after deliberation, unanimously (i) concluded that the price to be offered by Casino in the Offers reflects full and fair value for the shares in the perspective of the Offers, (ii) determined that the Offers are in the best interest of Cnova and its stakeholders, including the shareholders, (iii) determined that the Offers are fair, advisable and in the best interest of the unaffiliated shareholders and (iv) resolved to fully support the Offers and recommend that the shareholders accept the Offers, and tender their shares into the Offers.

Prior to the opening of the Offer, the AMF and Euronext Paris will each issue a calendar, a notice of opening and a notice announcing the terms of the Offer and the timetable for the operation. The Offer will be open for a period of 22 trading days. The closing date will be set by the AMF in accordance with its General Regulations.

Cnova prepared the draft memorandum in response and this is available on both the AMF website (www.amf-france.org) and Cnova’s website (www.cnova.com) and is freely available at the registered office of Cnova N.V., Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands.

This press release is prepared and published by Cnova in accordance with the provisions of article 231-26 of the AMF General Regulations.

The proposed tender offer and the draft document of Casino as well as the draft memorandum in response of Cnova remain subject to the review of the AMF.

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Cnova Investor Relations Contact: Cnova N.V. Head of Investor Relations +31 20 795 06 71 investor@cnova.com	Media Contact: Cnova N.V. Head of Communications + 31 20 795 06 76 directiondelacommunication@cnovagroup.com

About Cnova N.V.

Cnova N.V., one of the leading e-Commerce companies in France, serves 7.9 million active customers via its state-of-the-art website, Cdiscount. Cnova N.V.’s product offering of more than 19 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

This press release contains forward-looking statements. Such forward-looking statements may generally be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases.  Examples of forward-looking statements include, but are not limited to, statements made regarding the possibility, timing and other terms and conditions of the proposed transaction and the related offer by Cnova’s controlling shareholder Casino for the outstanding shares of Cnova.  The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the effect of the announcement of the Reorganization on the ability of Cnova to retain and hire key personnel, maintain relationships with its customers and suppliers, and maintain its operating results and business generally; the outcome of any legal proceedings that may be instituted against Cnova and others relating to the reorganization agreement, dated as of August 8, 2016, between Cnova Brazil, Via Varejo and Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on Form 20-F for the year ended December 31, 2015,  filed with the United States Securities and Exchange Commission (the SEC) on July 22, 2016, and other documents filed with or furnished to the SEC. Any forward-looking statements made in this press release speak only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Important Information for Investors and Security Holders

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Investors are advised to read Casino’s tender offer documents and Cnova’s position statement in relation to the tender offers when they become available as they will contain important information with respect to the tender offers.

The potential tender offers by Casino for Cnova’s outstanding ordinary shares, par value €0.05 per share, referenced in the materials furnished herewith have not commenced. When the tender offers are commenced, Casino will file a tender offer statement on Schedule TO with the SEC and Cnova will timely file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer in the United States, and Casino will file a draft tender offer memorandum (projet de note d’information) with the AMF and Cnova will timely file a draft memorandum in response (projet de note d’information en réponse) including the recommendation of Cnova’s board of directors, with respect to the offer in France. Casino and Cnova intend to mail these documents to the shareholders of Cnova. Any tender offer document and any document containing a recommendation with respect to the offer statement (including any offer to purchase, any related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to any tender offer. Those materials, as amended from time to time, will be made available to Cnova’s shareholders at no expense to them at www.cnova.com. In addition, any tender offer materials and other documents that Casino and/or Cnova may file with the SEC and the AMF will be made available to all investors and shareholders of Cnova free of charge at www.groupe-casino.fr and www.cnova.com. Unless otherwise required by law, all of those materials (and all other offer documents filed with the SEC and the AMF) will be available at no charge on the SEC’s website: www.sec.gov and on the AMF’s website: www.amf-france.org. Documents may also be obtained from Cnova upon written request to the Investor Relations Department, WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, telephone number +31 20 795 06 71.